

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

By E-Mail
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

  Re: **Sensient Technologies Corporation**
      Soliciting Materials filed pursuant to Rule 14a-12 filed February 19, 2014
       and March 10, 2014
      Filed By FrontFour Capital Group LLC, et. al.
      File No. 001-07626

      Preliminary Proxy Statement
      Filed March 5, 2014
      File No. 001-07626

Dear Mr. Berenblat:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed February 19, 2014

1. We reissue prior comment 1 as it relates to our fifth bullet point. The disclosure you referenced in your response does not support your statement that your nominees "have track records of creating shareholder value." In this respect, please be sure to provide support for the implication that your nominees individually created shareholder value at their previous appointments.

2. We reissue prior comment 1 as it relates to our sixth bullet point. The disclosure you referenced in your response does not support your statement that "20+ acquisitions . . .

have in [your] view never been properly integrated." We also note that your response indicates that SG&A spending was $221 million in 2009, but the supporting material shows a level of SG&A below $200 million for that year. Please advise. Finally, please tell us the source of the information used in your supporting materials relating to capital and SG&A expenditures.

3. We reissue prior comment 1 as it relates to our seventh bullet point. Your response provides support for increases in SG&A expenditures on a CAGR basis, while your disclosure does not make that clarification. In this respect, we note that two of the company's peers that you cite in your supplemental materials had significant increases in SG&A expenditures when comparing 2008 and 2012. Please advise or revise.

4. We reissue prior comment 1 as it relates to our eighth bullet point. Please provide us additional support for your response. For example, tell us what discussions you have had with industry peers and investment bankers that support your disclosure. Also, tell us the basis for your belief that the Color business would command a premium valuation.

Preliminary Proxy Statement

5. To the extent any of the comments above address disclosure that you also included in the preliminary proxy statement, please make revisions in the proxy statement as well.

Reasons for the Solicitation, page 5

6. Please provide support for your disclosure that the company "has long *promised* that the combination of increasing capital expenditures to modernize and expand their facilities and increasing SG&A to expand their sales force, extend their distribution system, and augment their technical specialties, would result in higher margins for the F&F division" (emphasis added).

7. Please provide support for your disclosure that the company's free cash flow margin of 3.4% is "the lowest in its peer group."

8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:
   - that the company's "operating structure has significant inefficiencies and has perpetuated duplicative plant level and business functions" and this was the cause of a "lack of focus on the Company's cost structure."
   - that Mr. Hyman has had "extensive experience in Europe and executive positions with global management responsibilities." (page 10)

9. Please provide us supplemental support for your references to ISS and Glass Lewis reports (pages 8 and 9).

10.   On a related note, please revise your disclosure to clearly state the compensation year referenced in ISS's quoted report.

11.   Please revise the italicized quote by Mr. Manning in the middle of page 10 to provide the complete quote. We note you provided additional language in your March 10, 2014 soliciting materials.

12.   Refer to the paragraph relating to Mr. Henderson on page 10. Please clarify whether Mr. Henderson's service as CEO at School Specialty, WebBank and ECC International was on an acting or interim basis, or lasted a short period of time (i.e., less than one year).

13.   Also, please tell us, with a view toward revised disclosure, the names of the 9 public companies on whose boards Mr. Henderson served.

Proposal One. Election of Directors, page 12

14.   We note your disclosure in the first paragraph on page 15 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 21

15.   We note that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Incorporation by Reference, page 23

16.   You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). Please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Schedule I

17.   Please revise the footnotes on page I-11 to explain the meaning of "American-style" call and put options.

Soliciting Materials filed February 19, 2014

18.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

- that the company's "gross margins are approximately 1,000 basis points below its direct competitors."

- that "at least a $75 million annual cost savings opportunity exists through not only plant consolidation, but also streamlining of the Company's organizational structure, procurement savings, price and product optimization, and the elimination of what we believe are excessive pension plans for the Company's executive officers and Board members."

- that "the proposed share repurchase program could be increased significantly without threatening the Company's investment grade credit rating."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions